UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                     Ridgestone Financial Services, Inc.
   ----------------------------------------------------------------------
                              (NAME OF ISSUER)

                         Common Stock, no par value
   ----------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 765904 10 7
   ----------------------------------------------------------------------
                               (CUSIP NUMBER)

                              Douglas M. Kratz
                         852 Middle Road, Space #101
                           Bettendorf, Iowa 52722
                               (563) 823-3300
   ----------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                June 1, 2005
   ----------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).







   ITEM 1.        SECURITY AND ISSUER.

   This Statement constitutes Amendment No. 3 to the Schedule 13D filed on January 28, 2005 and subsequently amended on March 22, 2005 and April 18, 2005 (as amended, the "Schedule 13D") and relates to the common stock, no par value ("Common Stock"), of Ridgestone Financial Services, Inc. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

   ITEM 4.        PURPOSE OF TRANSACTION.

   On June 1, 2005, counsel delivered a letter on behalf of the Reporting Persons and an unrelated shareholder (a copy of which is attached hereto as Exhibit 1) to Issuer's counsel requesting that the Issuer's board of directors (i) appoint Kratz, Hansen and a third individual to be selected by Kratz and Hansen to the board of directors for terms expiring in 2008, 2007 and 2006, respectively, and (ii) redeem the rights issued under the Issuer's shareholder rights plan.

   In addition, the letter alleges that the Reporting Persons do not believe that the Issuer's board of directors has adequately addressed the concerns raised by the Reporting Persons and other shareholders relating to (i) the Issuer's poor financial performance, (ii) the board of directors' steps to entrench management through the adoption of the Issuer's poison pill plan, and (iii) the board of directors' award of excessive compensation benefits to Mr. Paul Menzel and other senior officers. The Reporting Persons also contend that (i) the Issuer's decision to exit the SEC's reporting system deprives shareholders of public disclosures concerning the Issuer's deteriorating financial condition and (ii) the board of directors adoption of the poison pill plan deters business combination proposals that could maximize shareholder value.

   The Reporting Persons, therefore, believe that the Issuer's directors have breached their fiduciary duties to the Issuer's shareholders and are prepared to take legal action to address these breaches of fiduciary duties in the event that the Issuer does not honor the Reporting Persons' requests by June 10, 2005.

   The description of the June 1, 2005 letter contained in this Item 4 is qualified in its entirety by reference to the letter filed herewith as Exhibit 1 and is incorporated herein by reference.

   ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

   1. Letter from Christopher J. Zinski, as counsel and on behalf of the Reporting Persons, to Peter C. Underwood, as counsel to the Issuer, dated June 1, 2005.

                                _____________



                                        Page 2 of 4







        SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         /s/ Douglas M. Kratz
                                 -----------------------------------
                                      Douglas M. Kratz
                                      Dated: June 1, 2005





                                         /s/ Perry B. Hansen
                                 -----------------------------------
                                      Perry B. Hansen
                                      Dated: June 1, 2005




          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


























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   EXHIBIT INDEX

   Exhibit        Description

   1. Letter from Christopher J. Zinski, as counsel and on behalf of the Reporting Persons, to Peter C. Underwood, as counsel to the Issuer, dated June 1, 2005.














































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